DISABILITY RIDER --
  WAIVER OF MONTHLY DEDUCTIONS

In this rider, "we", "our" and "us" mean Equitable Variable Life Insurance Company. "You" and "your" mean the owner of the policy at the time an owner's right is exercised.

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THIS RIDER'S  BENEFITS AND ITS COST. We will waive the monthly  deductions  from the Policy Account as described in the policy when we receive proof that total disability of the insured person has existed continuously for at least six months, as provided in this rider.

If total disability begins on or after the insured person's fifth birthday and before the age 60 anniversary, we will waive all such deductions while total disability continues.

If total disability begins at or after the age 60 anniversary, we will waive only such deductions due to be made before the age 65 anniversary while total disability continues.

In this rider,  "age 60 anniversary"  and "age 65  anniversary"  mean the policy
anniversaries   nearest  the   insured   person's   60th  and  65th   birthdays,
respectively.

While such deductions are being waived:

1. Insurance under the policy and under any additional benefit riders will be provided in accordance with their terms; and

2. You may not increase or decrease the Face Amount of Insurance; and

3. If your death benefit option under the policy is Option A when we start to waive deductions, we will then change the death benefit option to Option B-PLUS. You may not change the death benefit option while deductions are being waived; and

4. Except for the waiver of monthly deductions, your Policy Account will continue to operate as if monthly deductions were not being waived; and

5. You may continue to pay premiums under the policy except as stated below. Expense charges will be deducted from them as described in the policy. We will put the balance in the Policy Account. You may not pay premiums while the death benefit under the policy is a percentage of the amount in the Policy Account, as described on Page 6 of the policy.

Monthly deductions made from your Policy Account during total disability that are later waived will be refunded as credits to your Policy Account as of the dates they were subtracted. Such credits will be allocated to your value in the unloaned portion of our Guaranteed Interest Division and to your values in the investment divisions of our Separate Account on the basis of your monthly deduction allocation percentages in effect on the date the deductions were made. The value of your Policy Account will be determined as if such deductions had never been made.

While this rider is in effect, its cost will be a part of the monthly deduction from the Policy Account. The monthly cost is a percentage of the total monthly deduction from the Policy Account as described in the policy.

Such percentage will be determined by us from time to time, based on the insured person's sex, attained age and rating class. It will never be more than the percentage shown in the Table of Guaranteed Maximum Rates For Disability Waiver of Monthly Deductions on Page 4-Continued of the policy. Any change in the cost of insurance percentage we use for this benefit will apply to all individuals of the same class as the insured person.

WHAT IS TOTAL DISABILITY? Total disability means the insured person's complete inability, because of bodily injury or disease, to perform all of the substantial and material duties of his or her regular occupation. However, after 24 consecutive months of such disability, total disability will mean the insured person's complete inability to engage in any gainful occupation for which he or she is reasonably fitted by education, training, or experience.

We will also recognize the complete and irrevocable loss of sight of both eyes, or the use of both hands or both feet, or of one hand and one foot as total disability. We will presume any such loss to be total disability even if the insured person engages in any occupation.

WHAT IS NOT COVERED? We will not waive such monthly deductions:

1. For a total disability that begins before the insured person's fifth birthday, or that begins while this rider is not in effect; or

2. If total disability results from:

   a.  Intentionally self-inflicted injury; or

   b. Service in the armed forces of any country at war, including declared and undeclared war and resistance to armed aggression.

R90-216  Disability Rider Waiver of Monthly Deductions       (continued on back)

YOU MUST GIVE US PROOF OF DISABILITY. Before we waive any monthly deductions, we must be given written notice of claim, and proof that total disability of the insured person has existed continuously for at least six months. This must be done while total disability continues and while the insured person is still living, or as soon as reasonably possible. If notice or proof is not given as soon as reasonably possible, we will not refund as a credit monthly deductions due more than one year prior to the date that proof is given to us.

We may require proof at reasonable intervals that total disability continues. After total disability has continued for two years we will not require proof more than once a year. We will not require proof after the age 65 anniversary if monthly deductions have been waived for the five preceding years.

We may require examination of the insured person by our medical representatives at our expense as part of any proof of total disability.

We will not waive monthly deductions if proof is not furnished as required.

WHEN THIS RIDER WILL TERMINATE. This rider will not be in effect:

1. At and after the age 65 anniversary; or


2. After the end of the grace period.

You may terminate this rider by asking for this in writing. The effective date of termination will be the beginning of the policy month which coincides with or next follows the date we receive your request.

A claim based on total disability that begins before termination of this rider will not be affected by the termination.

WHEN THIS RIDER IS INCONTESTABLE. This rider will become incontestable only after it has been in effect, during the lifetime of the insured person and without the occurrence of total disability of the insured person, for two years from the later of: (a) the Date of Issue of the Policy; or (b) the date as of which this rider becomes effective if added after issue of the policy.

HOW THIS RIDER RELATES TO THE POLICY. This rider is a part of the policy. Its benefits are subject to all the terms of this rider and the policy.

                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY

/s/ Molly K. Heines                           /s/ Joseph J. Melone
Molly K. Heines,                              Joseph J. Melone,
Vice President & Secretary                    Chairman & Chief Executive Officer

R90-216